Exhibit 11
A.S.V., Inc. and Subsidiary
Computation of Earnings per Share
(In thousands, except share data)

	Three Months Ended		Six Months Ended
	September 30,		September 30,
	2006	2005	2006	2005
Basic
Earnings
Net earnings	$5,078	$8,001	$19,615	$19,728

Shares
Weighted average number of common shares outstanding	26,669,269	26,849,654	26,918,270	26,787,977

Basic earnings per common share	$.19	$.30	$.73	$.74

Diluted
Earnings
Net earnings	$5,078	$8,001	$19,615	$19,728

Shares
Weighted average number of common shares outstanding	26,669,269	26,849,654	26,918,270	26,787,977

Assuming exercise of options reduced by the number of shares which could have been purchased with the proceeds from the exercise of such options	202,402	950,645	506,035	896,177

Weighted average number of common and common equivalent shares outstanding	26,871,671	27,800,299	27,424,305	27,684,154

Diluted earnings per common share	$.19	$.29	$.72	$.71